Exhibit (e)(5)

NON-DISCLOSURE AGREEMENT

In connection with your consideration of a possible transaction with GTSI Corp. (the “Company”), you, UNICOM Systems, Inc., have requested financial and other information concerning the business and affairs of the Company. As a condition to the Company’s furnishing to you and your representatives’ financial and other information concerning the Company which has not theretofore been made available to the public, you agree to treat all such non-public information furnished to you by the Company or its representatives on and after the date of this agreement (herein collectively referred to as the “Evaluation Material”), as follows:

1.	You recognize and acknowledge the competitive value and confidential nature of the Evaluation Material and the damage that could result to the Company if information contained therein is disclosed to any third party. You also recognize and acknowledge that the Evaluation Material is being provided to you in reliance upon your acceptance of the terms of this agreement.

2.	You agree that the Evaluation Material will be used solely for the purpose of evaluating the proposed transaction. You also agree that you, your directors, officers, employees and agents and representatives of your advisors, herein collectively referred to as “Your Representatives,” will not disclose any of the Evaluation Material now or hereafter received or obtained from the Company or its representatives to any third party or otherwise use or permit the use of the Evaluation Material in any way detrimental to the Company, except as required by applicable law or legal process, without the prior written consent of the Company, provided, however, that any such information may be disclosed to such of Your Representatives who need to know such information for the purpose of evaluating the proposed transaction. You agree to cause Your Representatives to adhere to this agreement.

3.	In the event that the transaction contemplated by this agreement is not consummated, all Evaluation Material (and all copies, summaries, and notes of the contents or parts thereof) shall be destroyed upon the Company’s request and not retained by you or Your Representatives in any form or for any reason; provided, however, that you may retain one copy thereof (i) for record retention purposes to the extent required by applicable law or regulation, and (ii) for the purpose of defending or maintaining any litigation (including any administrative proceeding) relating to this agreement or such Evaluation Material. For the purposes of this paragraph, “destroyed” shall mean with respect to electronically stored data, the expungement thereof from any computer, word processor or other device containing such material to the extent practicable.

4.	You and Your Representatives shall have no obligation hereunder with respect to any information in the Evaluation Materials to the extent that such information (i) becomes generally available to the public other than as a result of a disclosure by you or Your Representatives in breach of this agreement, (ii) was available to you on a non-confidential basis prior to the disclosure by the Company, (iii) becomes available to you on a non-confidential basis from a source other than the Company, provided that you had no actual knowledge that such person was under a legal obligation to refrain from such disclosure, or (iv) was independently developed by you without reference to such Evaluation Material.

5.	The provisions of this agreement relating to confidentiality shall terminate two years from the date hereof. The invalidity or unenforceability of any provision of this agreement shall not affect the validity or unenforceability of any other provision. This agreement shall be governed by the laws of the State of New York.

6.	You and Your Representatives acknowledge and agree that each is aware (and that each of their respective representatives are aware) of the restrictions imposed by the United States federal securities laws and other applicable foreign and domestic laws on a person possessing material nonpublic information. Therefore, you and Your Representatives hereby agree that neither you nor Your Representatives, nor any of each of their respective affiliates and associates (as such terms are defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended) nor their respective representatives who have been or may become apprised of the proposed transaction or the Evaluation Material will, directly or indirectly, buy or sell, or assist or encourage others (including by providing financing) to buy or sell, any of GTSI’s securities, nor communicate any material nonpublic information to any third parties nor take any other action in violation of such securities laws while it or its representatives are in possession of such material nonpublic information. For the purpose of the preceding sentence, the terms “buy” and “sell” include the purchase or sale of any put or call options or any other transaction that is intended to be substantially equivalent economically to a sale or purchase of GTSI’s securities.

The Company agrees not to disclose that it has met with or is in discussions with you or Your Representatives.

Acceptance of the above terms shall be indicated by having this agreement countersigned.

Accepted and Agreed:	Accepted and Agreed:

GTSI Corp.	UNICOM Systems, Inc.

By: /s/ Sterling Phillips	By: /s/ Corry Hong
Name: Sterling Phillips	Name: Corry Hong
Title: Chief Executive Officer	Title: President & CEO

Date: March 29, 2012	Date: March 29, 2012